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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         Volt Information Sciences, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 per value
                          ----------------------------
                         (Title of Class of Securities)

                                    928703107
                                    ---------
                                 (CUSIP Number)

                              Michael J. Shef, Esq.
                              Troutman Sanders LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


                                Page 1 of 6 Pages

CUSIP No. 928703107                   13D                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).

        Lloyd Frank
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:        OO (See Item 3)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             8,000
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           951,833
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        8,000
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      951,833

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        959,833
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        6.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 928703107                   13D                      Page 3 of 6 Pages


                                  INTRODUCTION

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an admission by Lloyd Frank that he is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purposes, and such beneficial ownership, other than the 8,000 shares directly beneficially owned by him, is expressly denied.

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.10 per share, of Volt Information Sciences, Inc. ("Common Stock"), a New York corporation (the "Issuer"). The principal executive office of the Issuer is located at 560 Lexington Avenue, New York, NY 10022.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c) and (f) This Schedule 13D is being filed on behalf of Lloyd Frank, a United States citizen, as an individual, whose principal office is located at Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174. Lloyd Frank is Of Counsel to Troutman Sanders LLP and a director of the Issuer.

         (d) and (e) Lloyd Frank has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 hereof, Lloyd Frank and three co-trustees are fiduciaries for the trusts described in Item 4. The shares whose transfer created the obligation to file this Schedule 13D were transferred from The William Shaw Annuity Trust (the "Trust") into the trusts described in Item
4. All of such trusts were created for estate planning purposes by William Shaw (the "Grantor"). These shares were personally held by the Grantor since the organization of the Issuer, and no funds or other consideration were borrowed or otherwise obtained for the purposes of acquiring these shares in order to place them into their respective trusts.

CUSIP No. 928703107                   13D                      Page 4 of 6 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

         On August 17, 2005 the Trust terminated and an aggregate of 657,331 shares of Common Stock held by the Trust were distributed as follows: 328,665 shares into a trust for the benefit of Linda Goodman (the "Linda Trust") and 328,666 shares into a trust for the benefit of Deborah Sevy (the "Deborah Trust"). Four trustees were appointed as fiduciaries for each trust: Lloyd Frank, Jerome Shaw, Linda Goodman and Deborah Sevy. Jerome Shaw is the brother of the Grantor and Deborah Sevy and Linda Goodman are the daughters of the Grantor. Except as has been publicly announced or as the board of directors of the Issuer may from time to time determine to take, there are no plans or proposals which Lloyd Frank may have (or, to his knowledge, which Jerome Shaw, Linda Goodman or Deborah Sevy may have) which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of August 17, 2005, Lloyd Frank may be deemed to be the "beneficial owner" (as set forth in Rule 13d-3 under the Exchange Act) of 959,833 shares of Common Stock presently outstanding, of which 8,000 shares are directly beneficially owned by him, and 951,833 shares are indirectly beneficially owned by him, constituting in the aggregate approximately 6.3% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in its filing on Form 10-Q for the fiscal quarter ended July 31, 2005 to be outstanding as of September 1, 2005). The number of shares as to which Lloyd Frank has:

        sole power to vote or to direct the vote is                     8,000
        shared power to vote or direct the vote is                      951,833
        sole power to dispose or to direct the disposition of is        8,000
        shared power to dispose or to direct the disposition of is      951,833

Lloyd Frank shares the power to vote or to direct the vote or to dispose or to direct the disposition of the 657,331 shares in the Linda Trust and the Deborah Trust with Jerome Shaw, an individual and a citizen of the United States who is Executive Vice President and Secretary of the Issuer with an address at 2401 North Glassell Street, Orange, CA 92865, Linda Goodman, an individual and a citizen of the United States who is a psychologist

CUSIP No. 928703107                   13D                      Page 5 of 6 Pages


with an address at 215 Sandy Pond Road, Lincoln, MA 01773, and Deborah Sevy, an individual and a citizen of the United States who is a psychologist with an address at 2908 Maple Avenue, Manhattan Beach, CA 90266. Linda Goodman's husband is a director of the Issuer. To the knowledge of Lloyd Frank, none of Jerome Shaw, Linda Goodman or Deborah Sevy has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Lloyd Frank also shares the power to vote or direct the vote or dispose or direct the disposition of 294,502 shares of Common Stock in three trusts established in March 2005 for the benefit of children of Jerome Shaw as to which Michael Shaw and Steven Shaw (each a son of Jerome Shaw and a beneficiary of one of the trusts) are the other co-trustees. Steven Shaw is a director and co-chief executive officer of the Issuer. Lloyd Frank's wife also owns 2,529 shares of Common Stock of the Issuer.

         (c) Except as set forth in this Item 5, Lloyd Frank has not, and, to the best of his knowledge, none of Jerome Shaw, Linda Goodman or Deborah Sevy has, engaged in any transaction during the past 60 days in any shares of Common Stock.

         (d) The beneficiaries under the Deborah Trust and Linda Trust are entitled to receive the proceeds from the sale of the shares of Common Stock owned by such trusts. Of these beneficiaries, Linda Goodman may be deemed to beneficially own 5.2% of the Common Stock presently outstanding as of August 17, 2005, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Lloyd Frank and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP No. 928703107                   13D                      Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 16, 2005

                                                     /s/ Lloyd Frank
                                                     ---------------------------
                                                         Lloyd Frank